SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ONEMAIN HOLDINGS, INC.

(Name of Subject Company)

ONEMAIN HOLDINGS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

85172J101

(CUSIP Number of Class of Securities)

Jay N. Levine
President and Chief Executive Officer
601 N.W. Second Street
Evansville, Indiana 47708
(812) 424-8031

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Joseph A. Coco, Esq.
Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is OneMain Holdings, Inc., a Delaware corporation (“OneMain” or the “Company”). The Company’s principal executive offices are located at 601 N.W. Second Street, Evansville, Indiana 47708. The Company’s telephone number at this address is (812) 424-8031.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of January 5, 2017, there were 135,187,741 Shares outstanding.

Item 2.  Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is www.onemainfinancial.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited offer by IEG Holdings, Inc., a Florida corporation (the “Offeror” or “IEG Holdings”), to exchange each of the outstanding Shares for two shares of common stock of the Offeror. The tender offer is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with all exhibits thereto, as may be amended from time to time, the “Schedule TO”) filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on January 5, 2017.

According to the Schedule TO, the purpose of the Offer is to acquire as many Shares of OneMain as possible, up to 100% of OneMain’s outstanding Shares; provided, however, that the Offeror is willing to accept any number of Shares, even if such Shares, in the aggregate, constitute less than a majority of OneMain’s outstanding Shares.  The Offer currently is scheduled to expire at 12:00 a.m. (Midnight), New York City time, on February 6, 2017 (the “Expiration Date”). The Offeror has stated that it may, in its discretion, extend the Offer from time to time for any reason.

The Schedule TO provides that the Offer is subject to the following conditions:

•                  any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, the “HSR Act”) must have expired or been terminated;

•                  the registration statement filed by the Offeror with respect to the Offer must have become effective under the Securities Act of 1933, and must not be the subject of any stop order or proceeding seeking a stop order; and

•                  no law, order or injunction restraining or enjoining or otherwise prohibiting the consummation of the Offer must have been issued by a governmental entity of competent jurisdiction.

According to the Schedule TO, the principal business address of the Offeror is 6160 West Tropicana Ave., Suite E-13, Las Vegas, NV 89103 (telephone number (702) 227-5626).

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2016 (the “2016 Proxy Statement”), relating to the

Company’s 2016 annual meeting of stockholders, which excerpts are set forth as Exhibit (e)(1) hereto and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors, or affiliates, or (ii) the Offeror or any of its executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2016 Proxy Statement: “Executive Compensation — Compensation Discussion and Analysis,” “Executive Compensation — Summary Compensation Table,” “Executive Compensation — Potential Payments Upon Termination or Change-In-Control for 2015,” “Executive Compensation — Independent Director Compensation,” “Executive Compensation — Director Compensation Table for 2015,” and “Certain Relationships and Related Party Transactions.”

Any information contained in the pages from the 2016 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. To the knowledge of the Company, none of the Company’s non-employee directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

Sale of Equity Interest in SpringCastle Joint Venture

On March 31, 2016, the Company sold its 47% equity interest in in each of several limited liability companies (the “SpringCastle Joint Venture”), which collectively own subordinate ownership interests in a securitized loan portfolio (the “SpringCastle Portfolio”), to certain subsidiaries of New Residential Investment Corp. and The Blackstone Group LP for an aggregate purchase price of approximately $112 million.  New Residential Investment Corp. is managed by an affiliate of Fortress Investment Group LLC.

Unless the Company is terminated, the Company will continue to act as the servicer of the SpringCastle Portfolio for the SpringCastle Funding Trust pursuant to a servicing agreement. Servicing fees revenue totaled $10 million and $21 million for the three and nine months ended September 30, 2016. At September 30, 2016, the servicing fees receivable from the SpringCastle Funding Trust totaled $3 million.

Indemnification of Directors and Officers; Limitation on Liability of Directors

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonably entitled to indemnity before there can be any indemnification.

The Company’s Restated Certificate of Incorporation, as amended (the “Amended Certificate of Incorporation”) includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the DGCL.

The Company’s Amended Certificate of Incorporation and Amended and Restated Bylaws generally provide that, subject to certain limitations, the Company shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law.

The Company’s Amended Certificate of Incorporation and Amended and Restated Bylaws further provide that the right to indemnification conferred thereby shall include the right to be paid by the Company the expenses (including attorneys’ fees) incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Company of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Company.

Section 145 of the DGCL, the Company’s Amended Certificate of Incorporation and the Company’s Amended and Restated Bylaws specifically state that their indemnification provisions shall not be deemed exclusive of any other indemnity rights those seeking indemnification may have. The Company has entered into indemnification agreements with each of its directors and certain of its executive officers that are intended to assure such persons that they will be indemnified to the fullest extent permitted by Delaware law.

Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such. Under an insurance policy maintained by the Company, the Company is insured for certain amounts that it may be obligated to pay directors and officers by way of indemnity, and each such director and officer is insured against certain losses that he may incur by reason of his being a director or officer and for which he is not indemnified by the Company.

Item 4.  The Solicitation or Recommendation

Solicitation/Recommendation

The Company’s Board of Directors (the “Board”) has reviewed the Offer with the assistance of the Company’s management and outside counsel. After careful consideration, the Board has unanimously determined that the Offer is grossly inadequate and reckless, does not even remotely reflect the value of the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s investor relations department, at the contact information below:

OneMain Holdings, Inc.
Company’s Investor Relations Department
601 N.W. Second Street
Evansville, Indiana 47708
(812) 468-5752

A copy of a press release announcing the Board’s recommendation is set forth as Exhibit (a)(1) hereto, and is incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background

As disclosed in the Schedule TO, on December 16, 2016, the Offeror delivered a letter to Jay N. Levine, OneMain’s President and Chief Executive Officer, and copied the Board.  In the letter, the Offeror advised the Company that Offeror proposed to commence a tender offer for up to 100% of OneMain’s outstanding Shares on the basis of two shares of IEG Holdings common stock for each Share of OneMain. The Offeror indicated in the letter that it believed that a combined IEG Holdings/OneMain company could achieve significant operational synergies and cost savings by converting OneMain’s brick-and-mortar business model to an online-only model.  In the letter, the Offeror requested that OneMain provide certain disclosures and an auditors’ consent to be included in the Offeror’s SEC filings relating to the Offer. OneMain did not respond to the Offeror’s request.

On January 5, 2017, the Offeror filed with the SEC the Schedule TO and a registration statement on Form S-4 in connection with the Offer.

After becoming aware of the Offer, members of management of the Company reviewed and evaluated the Offer, including with the Company’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”).

During the afternoon of January 6, 2017, the Board held a telephonic meeting at which representatives of management and Skadden participated. The Board reviewed the terms and conditions of the Offer and considered various factors relating to the Offer.  During the course of the meeting, Company management and Skadden reviewed the terms and conditions of the Offer with the Board, Skadden reviewed the applicable fiduciary duties of the directors and related legal considerations, and Company management reviewed with the Board its view that the Board should determine that the Offer is grossly inadequate and reckless, does not even remotely reflect the value of the Company and that the Company’s stockholders should reject the Offer and not tender their Shares into the Offer.  After presentations from the Company’s management and Skadden, extensive discussion among the directors and with management and Skadden, the Board unanimously determined that the Offer is grossly inadequate and reckless and does not even remotely reflect the value of the Company and determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares into the Offer.

On January 9, 2017, the Company filed this Statement with the SEC and issued a press release, each announcing the Board’s recommendation that stockholders reject the Offer and not tender their Shares into the Offer.

Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with the Company’s management and outside counsel, numerous factors, including but not limited to those described below.

The Offer consideration is grossly inadequate and reckless and does not even remotely reflect the value of the Company.

The Board has determined that the Offer is grossly inadequate and reckless and does not even remotely reflect the Company and its near- and long-term potential.  Based on closing prices as of January 5, 2017, the date on which the Offeror commenced the Offer, the Offer represented a 53% discount to the current trading price of the Company’s common stock.  Accordingly, the Board believes that the Offer, if accepted, would be harmful to the Company’s stockholders.

The form of the Offer consideration is an illiquid, over-the-counter stock that may not have any value.

The Board noted that the consideration to be provided in the Offer is in the form of over-the-counter stock, which has limited liquidity and significant volatility, as compared to the liquidity and stability of the Company’s common stock’s New York Stock Exchange listing.  The Board noted that the consideration offered in the Offer may not have any value.

Shares of the Offeror would be a poor investment.

The Board considered that, according to the Offeror’s Form 10-Q for the quarterly period ended September 30, 2016, for the nine months ended September 30, 2016, the Offeror’s losses from operations were $3.7 million, on total revenues of $1.3 million.  In light of this large loss-making position, shares of the Offeror have been extremely volatile — ranging from $1.25 to $80.00 during the last 52 weeks.  According to the Schedule TO, the Offeror recently abandoned its plans to seek an uplisting to the New York Stock Exchange or the NASDAQ Stock Market, and instead has agreed to be downgraded from the OTCQX market tier of the OTC Market Group to the OTCQB market tier.  Moreover, the investment profile of the companies is quite different, as the Offeror’s market capitalization as of the close of business on January 5, 2017, the date on which the Offeror commenced the Offer, was less than $52 million, whereas OneMain’s market capitalization as of the same date was well over $3 billion.

There is no strategic rationale for combining the Offeror and the Company.

The Board does not agree with the Offeror’s purported strategic rationale for the combination of the two businesses, nor is any other rationale apparent to the Board based on the information available to it.  The two businesses do not appear to be complementary with respect to product mix, geography or any other relevant factor.

The reckless business changes proposed by the Offeror in the Schedule TO would fundamentally damage OneMain and destroy shareholder value.

The Board noted that in the Schedule TO the Offeror proposes transforming the OneMain “brick and mortar” business model to IEG Holdings’ 100% online only distribution business model, resulting in the closure of over 1,700 OneMain offices, termination of over 11,000 employees, substantial cuts in advertising/marketing costs and other significant cost cutting measures.   OneMain has approximately 1,800 offices and approximately 11,400 employees, so these changes would constitute the cessation of substantially all of the physical and human resources that contribute to OneMain’s value-generating enterprise.  Such radical changes would fundamentally damage the business that OneMain has built and destroy substantial OneMain shareholder value.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors, and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of the Company and considered the advice of the Board’s legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors described above, the Board has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Therefore, the Board recommends that the stockholders reject the Offer and not tender any of their Shares to the Offeror for purchase pursuant to the Offer.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates, or subsidiaries intends to tender any Shares he, she, or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5.   Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 6.  Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

		No. of Shares or		Transaction
Name and Title	Date	Options	Price Per Share	Description
John Charles Anderson, Executive Vice President	11/10/2016	20,000	$18.06 *	Acquisition of non-derivative security

Bradford D. Borchers, Executive Vice President	01/03/2017	9,422	$22.14	Disposition for payment of exercise price or tax liability

Angela Celestin, Executive Vice President, Human Resources	01/03/2017	2,112	$22.14	Disposition for payment of exercise price or tax liability

Roy A. Guthrie, Director	01/01/2017	4,516	$0.00	Grant of restricted stock units

Timothy S. Ho, Executive Vice President, Digital Operations	11/10/2016	4,000	$18.03	Acquisition of non-derivative security

	11/10/2016	3,000	$17.96	Acquisition of non-derivative security

	11/10/2016	100	$17.945	Acquisition of non-derivative security

	11/10/2016	2,300	$17.97	Acquisition of non-derivative security

	12/06/2016	251,079	$0.00	Grant of restricted stock units

	12/06/2016	54,355	$21.35	Disposition for payment of exercise price or tax liability

	12/31/2016	9,562	$22.14	Disposition for payment of exercise price or tax liability

David P. Hogan, Executive Vice President, Analytics and Marketing	5/26/2016	3,300	$0.00	Gift, voluntarily reported earlier than required.

	11/17/2016	400	$20.82	Acquisition of non-derivative security

	11/17/2016	300	$20.81	Acquisition of non-derivative security

	11/17/2016	500	$20.795	Acquisition of non-derivative security

	11/17/2016	3,610	$20.79	Acquisition of non-derivative security

	01/03/2017	10,257	$22.14	Disposition for payment of exercise price or tax liability

Robert Hurzeler, Executive Vice President and Chief Operating Officer	12/06/2016	156,924	$0.00	Grant of restricted stock units

	12/31/2016	4,440	$22.14	Disposition for payment of exercise price or tax liability

	01/03/2017	19,073	$22.14	Disposition for payment of exercise price or tax liability

Douglas L. Jacobs, Director	01/01/2017	4,516	$0.00	Grant of restricted stock units

Anahaita N. Kotval, Director	11/10/2016	5,000	$17.41	Acquisition of non-derivative security

	01/01/2017	4,516	$0.00	Grant of restricted stock units

Jay N. Levine, Director, President and Chief Executive Officer	11/10/2016	50,000	$18.37 *	Acquisition of non-derivative security

Ronald M. Lott, Director	01/01/2017	4,516	$0.00	Grant of restricted stock units

Scott T. Parker, Executive Vice President and Chief Financial Officer	11/04/2016	15,041	$27.25	Disposition for payment of exercise price or tax liability

Lawrence N. Skeats, Executive Vice President and Chief Administrative Officer	12/06/2016	58,700	$0.00	Grant of restricted stock units

	12/06/2016	6,719	$21.35	Disposition for payment of exercise price or tax liability

	12/30/2016	1,680	$21.76	Disposition for payment of exercise price or tax liability

* - Weighted-average price.

Item 7.  Purposes of the Transaction and Plans or Proposals

The Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. To the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.

Item 8.  Additional Information

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer was consummated and that the named executive officers experienced a qualifying termination on the date of such consummation. The amounts included in the following table are based on information provided in the section of the 2016 Proxy Statement entitled “Executive Compensation — Potential Payments Upon Termination or Change-In-Control for 2015.”

Golden Parachute Compensation

Named Executive Officers	Cash ($) (1)	Equity ($) (2)	Total ($)
Jay N. Levine	400,000	—	400,000
Scott T. Parker	1,750,000	4,820,219	6,570,219
Minchung (Macrina) Kgil (3)	—	—	—
John C. Anderson	372,129	—	372,129
Angela Celestin	281,751	843,760	1,125,512
Mary H. McDowell (4)	—	—	—

(1)   Represents cash severance amounts payable to the named executive officers assuming a termination of employment as of December 31, 2015. Severance payments for Messrs. Levine and Parker in event of a termination without cause or for good reason (whether or not in connection with a change in control) are based on the terms of their respective employment agreements. For Mr. Levine, the severance payments include continued base salary payments for twelve months and a pro-rated annual bonus for the year of termination based on the average of the annual bonuses paid to him for the last three years. For Mr. Parker, the severance payments include continued base salary payments for 12 months and his annual bonus for the year in which such termination occurs. Mr. Anderson and Ms. Celestin are eligible to receive severance benefits pursuant to the OneMain Holdings, Inc. Executive Severance Plan (the “Executive Severance Plan”). Under the Executive Severance Plan, upon a termination by the Company other than for cause, or within twelve months following a change in control, upon a termination by the Company other than for cause or by the participant for good reason, each executive receives base salary continuation for twelve months and a lump sum distribution equal to twelve months of premiums for COBRA continuation for the executive and his or her dependents at the rates in effect on the date of termination.

(2)   Represents the value of accelerated equity awards held by  Mr. Parker and Ms. Celestin under the OneMain Holdings, Inc. Amended and Restated 2013 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) as of December 31, 2015. The Omnibus Incentive Plan provides for accelerated vesting of all outstanding equity awards upon a termination without cause within twelve months subsequent to a change in control.

(3)   Ms. Kgil ceased employment with the Company effective as of July 31, 2016 and will not receive any compensation that is based on or otherwise relates to the Offer.

(4)   Ms. McDowell ceased employment with the Company effective as of March 31, 2016 and will not receive any compensation that is based on or otherwise relates to the Offer.

Narrative to Golden Parachute Compensation Table

Employment Agreements

The Company is party to employment agreements with Messrs. Levine and Parker. Mr. Levine’s employment agreement provides that if his employment is terminated by the Company without cause or by Mr. Levine for “good reason” (as defined in the agreement and summarized below), and if Mr. Levine executes a general release of claims in a form acceptable to the Company and continues to comply with all applicable restrictive covenants, he will receive (i) continued base salary payments for 12 months and (ii) a pro-rated annual bonus for the year of termination, based on the average of the annual bonuses paid to him for the three years prior to termination (or such lesser number of years for which he received a non-zero annual bonus, if applicable).

For purposes of Mr. Levine’s employment agreement, “good reason” means, in summary, (i) a substantial and sustained diminution in his authority or responsibility, (ii) a reduction of his base salary or bonus opportunity (other than an across-the-board reduction of less than 10% for all senior management), (iii) relocation of his principal location of employment by more than 25 miles, (iv) his removal as CEO or as a member of the Board, (v) failure to pay him compensation when due, or (vi) failure by the Company to renew the term of the agreement.

Mr. Parker’s employment agreement provides that if his employment is terminated by the Company without cause or by Mr. Parker for “good reason” (as defined in the agreement and summarized below), and if Mr. Parker executes a general release of claims in a form acceptable to the Company and continues to comply with all applicable restrictive covenants, he will receive (i) continued base salary payments for 12 months, (ii) any earned but unpaid annual bonus for the prior calendar year, (iii) if such termination occurs prior to December 31, 2016, the annual bonus for the year in which such termination occurs (subject to pro-ration based on the number of days served during such year if such termination occurs on or after January 1, 2016 but prior to March 5, 2016), and (iv) if such termination occurs on or after January 1, 2017, the annual bonus for the year in which such termination occurs, pro-rated based on the average of the annual bonuses paid to him for the three years prior to such termination (or such lesser number of years for which he received a non-zero annual bonus, if applicable).Mr. Parker is also be eligible to participate in the Executive Severance Plan, provided that any severance amounts payable to Mr. Parker under the Executive Severance Plan will be reduced by the severance amounts payable to Mr. Parker under the terms of his employment agreement.

For purposes of Mr. Parker’s employment agreement, “good reason” means, in summary, (i) a material reduction in his level of responsibility, title or authority, (ii) any material breach by the Company of its obligations under the employment agreement, or (iii) relocation of his principal location of employment by more than 60 miles.

Executive Severance Plan

Mr. Anderson and Ms. Celestin are eligible to participate in the Executive Severance Plan. The Executive Severance Plan provides for severance payments and benefits to eligible executives in the event of a “qualifying termination” (as defined below). In the event of a qualifying termination and subject to the eligible executive’s adherence to the covenants contained in the Executive Severance Plan and execution of a severance agreement (including a general waiver and release of claims along with certain non-competition and intellectual property protections), the Executive Severance Plan provides for (i) continued payment of the eligible executive’s annual base salary for a period of 12 months and (ii) a lump sum cash payment in an amount equal to 12 months of premiums for COBRA continuation coverage for the eligible executive and his or her eligible dependents.

A “qualifying termination” is defined as a termination other than for cause, provided that, if there has been a “change in control” (as defined in the Executive Severance Plan), a qualifying termination includes both a termination for cause and resignation for “good reason” (as defined in the Executive Severance Plan) within 12 months after the change in control.

Messrs. Levine and Parker are eligible to receive the termination benefits as described in their respective employment agreements.  Mr. Parker is also eligible to participate in the Executive Severance Plan, provided that any severance amounts payable to Mr. Parker under the Executive Severance Plan will be reduced by the severance amounts payable to Mr. Parker under the terms of his employment agreement.

Omnibus Incentive Plan

Mr. Parker and Ms. Celestin hold unvested equity awards granted under the Omnibus Incentive Plan. The Omnibus Incentive Plan provides for accelerated vesting of all outstanding equity awards upon a termination without cause within 12 months subsequent to a change in control.

State Anti-Takeover Laws — Delaware Business Combination Statute and the Company’s Amended Certificate of Incorporation

The Company’s Amended Certificate of Incorporation provides that the Company is not subject to the provisions of Section 203 of the DGCL, which, if it were appliable, would impose certain restrictions upon business combinations involving the Company. However, the Company’s Amended Certificate of Incorporation contains similar provisions to those in Section 203 of the DGCL. The following description is not complete and is qualified in its entirety by reference to the provisions of the Amended Certificate of Incorporation. In general, the Amended Certificate of Incorporation prevents the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•              prior to such time the Board of the Company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•              upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•              at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of these provisions, the term “interested stockholder” generally means any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company) that (i) is the owner of 15 percent or more of the outstanding voting stock of the Company or (ii) is an affiliate or associate of the Company and was the owner of 15 percent or more of the outstanding voting stock of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.

Unless the Offeror’s acquisition of 15 percent or more of the Shares is approved by the Board before the Offer closes, the Amended Certificate of Incorporation will prohibit consummation of a merger or other business combination between the Offeror and the Company for a period of three years following consummation of the Offer unless each such merger business combination is approved by the Board and holders of 66 2/3 percent of the Shares, excluding the Offeror, or unless the Offeror acquires at least 85 percent of the Shares in the Offer. The provisions of the Amended Certificate of Incorporation would be satisfied if, prior to the consummation of the Offer, the Board approves the Offer.

State Anti-Takeover Laws — Other

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. The Offeror has stated in its Offer that it has not made efforts to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, the Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer, the Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in consummating the Offer. In such case, according to the Offer, the Offeror may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer.

Appraisal Rights

Holders of Shares do not have appraisal rights as a result of the Offer.

United States Antitrust Clearance

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.  According to the Schedule TO, the Offeror intends to file a Notification and Report Form with respect to the Offer with the FTC and the DOJ. To date, the Company has not been notified of such a filing having been made. The Company will be required to submit a responsive Notification and Report Form with the FTC and the DOJ within 10 calendar days of such filing.

Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 30-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by the Offeror.

As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 30 calendar days following the Offeror’s HSR Act filing, unless early termination of the waiting period is granted by the FTC or the Offeror receives a request for additional information or documentary material prior thereto. If such a request is made to the Offeror, the waiting period will be extended until 11:59 p.m., New York City time, 30 calendar days after the Offeror’s substantial compliance with such request, unless terminated earlier by the FTC. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated.

According to the Schedule TO, Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to certain circumstances described in the Offer, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the Offeror’s acquisition of Shares is delayed pursuant to a formal request by the DOJ or the FTC for additional information and documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

At any time before or after the consummation of the Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the Offer and transactions proposed to be consummated in connection therewith and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

Other Regulatory Considerations

The Company is highly regulated by both state and federal agencies, including by bank, consumer finance and insurance regulators.  In connection with the purchase of Shares pursuant to the Offer, bank, consumer finance, insurance and other regulatory authorities may require the filing of information with, or the obtaining of approval of, certain governmental authorities. Such authorities may refuse to grant required approvals or clearances, bring legal action under applicable laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company. There can be no assurance that the Offeror and the Company will obtain all required regulatory approvals or clearances or that a challenge to the Offeror or the Offer by such authorities will not be made, or, if such a challenge is made, the result thereof. Other then with respect to the HSR Act, the Schedule TO does not identify any of the applicable regulatory filings or approval as conditions to the closing of the Offer.

If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, the Offeror may not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Schedule contains forward-looking statements. Forward-looking statements are not statements of historical fact but instead represent only management’s current beliefs regarding future events. By their nature, forward-looking statements involve inherent risks, uncertainties and other important factors that may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Schedule or to reflect the occurrence of unanticipated events or the non-occurrence of anticipated events. Forward-looking statements include, without limitation, statements concerning future plans, objectives, goals, projections, strategies, events or performance, and underlying assumptions and other statements related thereto. Statements preceded by, followed by or that otherwise include the words “anticipates,” “appears,” “are likely,” “believes,” “estimates,” “expects,” “foresees,” “intends,” “plans,” “projects” and similar expressions or future or conditional verbs such as “would,” “should,” “could,” “may,” or “will,” are intended to identify forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements include, without limitation, the following: the inability to obtain, or delays in obtaining, cost savings and synergies from the its acquisition by the Company of OneMain Financial Holdings, LLC from CitiFinancial Credit Company for $4.5 billion in cash (the “OneMain Acquisition”) and risks and other uncertainties associated with the integration of the companies; unanticipated expenditures relating to the OneMain Acquisition; any litigation, fines or penalties that could arise relating to the OneMain Acquisition; the impact of the OneMain Acquisition on each company’s relationships with employees and third parties; various risks relating to the sale by the Company and certain of its affiliates to Lendmark Financial Services, LLC to sell 127 branches and, subject to certain exclusions, the associated personal loans issued to customers of such branches, fixed non-information technology assets and certain other tangible personal property located in such branches, in connection with the previously disclosed Settlement Agreement with the U.S. Department of Justice; risks relating to continued compliance with the Settlement Agreement; changes in general economic conditions, including the interest rate environment in which we conduct business and the financial markets through which we can access capital and also invest cash flows from our consumer and insurance segment; levels of unemployment and personal bankruptcies; natural or accidental events such as earthquakes, hurricanes, tornadoes, fires, or floods affecting our customers, collateral, or branches or other operating facilities; war, acts of terrorism, riots, civil disruption, pandemics, disruptions in the operation of our information systems, cyber-attacks or other security breaches, or other events disrupting business or commerce; changes in the rate at which we can collect or potentially sell our finance receivables portfolio; the effectiveness of our credit risk scoring models in assessing the risk of customer unwillingness or lack of capacity to repay; changes in our ability to attract and retain employees or key executives to support our businesses; changes in the competitive environment in which we operate, including the demand for our products, customer responsiveness to our distribution channels, our ability to make technological improvements, and the strength and ability of our competitors to operate independently or to enter into business combinations that result in a more attractive range of customer products or provide greater financial resources; risks related to the acquisition or sale of loan portfolios, including delinquencies, integration or migration issues, increased costs of servicing, incomplete records, and retention of customers; the inability to successfully and timely expand our centralized loan servicing capabilities through the integration of the servicing facilities acquired in the OneMain Acquisition and the Company’s preexisting servicing facilities; risks associated with our insurance operations; the inability to successfully implement our growth strategy for our consumer lending business as well as successfully acquiring portfolios of consumer loans, pursuing acquisitions, and/or establishing joint ventures; declines in collateral values or increases in actual or projected delinquencies or credit losses; changes in federal, state or local laws, regulations, or regulatory policies and practices, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (which, among other things, established the Consumer Financial Protection Bureau, which has broad authority to regulate and examine financial institutions, including us), that affect our ability to conduct business or the manner in which we conduct business, such as licensing requirements, pricing limitations or restrictions on the method of offering products, as well as changes that may result from increased regulatory scrutiny of the sub-prime lending industry, our use of third-party vendors and real estate loan servicing; potential liability relating to real estate and personal loans which we have sold or may sell in the future, or relating to securitized loans, if it is determined that there was a non-curable breach of a representation or warranty made in connection with such transactions; the costs and effects of any actual or alleged violations of any federal, state or local laws, rules or regulations, including any litigation associated therewith, any impact to our business operations, reputation, financial position, results of operations or cash flows arising therefrom, any impact to our relationships with lenders, investors or other third parties attributable thereto, and the costs and effects of any breach of any representation, warranty or covenant under any of our contractual arrangements, including indentures or other financing arrangements or contracts, as a result of any such violation; the costs and effects of any fines, penalties, judgments, decrees, orders, inquiries, investigations, subpoenas, or enforcement or other proceedings of any governmental or quasi-governmental agency or authority and any litigation associated therewith; our continued ability to access the capital markets or the sufficiency of our current sources of funds to satisfy our cash flow requirements; our ability to comply with our debt covenants; our ability to generate sufficient cash to service all of our indebtedness; any material impairment or write-down of the value of our assets; the effects of any downgrade of our debt ratings by credit rating agencies, which could have a negative impact on our cost of and/or access to capital; our substantial indebtedness, which could prevent us from meeting our obligations under our debt instruments and limit our ability to react to changes in the economy or our industry, or our ability to incur additional borrowings; the impacts of our securitizations and borrowings; our ability to maintain sufficient capital levels in our regulated and unregulated subsidiaries; changes in accounting standards or tax policies and practices and the application of such new standards, policies and practices; changes in accounting principles and policies or changes in accounting estimates; any failure or inability to achieve the performance requirements set forth in the purchase agreement, dated as of March 31, 2016, relating to the sale of the Company’s interest in the SpringCastle Joint Venture the effect of future sales of our remaining portfolio of real estate loans and the transfer of servicing of these loans, including the environmental liability and costs for damage caused by hazardous waste if a real estate loan goes into default; and other risks and uncertainties described in the “Risk Factors” and “Management’s Discussion and Analysis” sections of the Company’s most recent Forms 10-K and 10-Q filed with the SEC and in the Company’s other filings with the SEC from time to time. The foregoing list of factors that could cause actual results, performance, or achievements to differ materially from those expressed in or implied by forward-looking statements does not purport to be complete and new factors, risks and uncertainties may arise in the future that are impossible for us to currently predict.  The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.   Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Press release issued by the Company on January 9, 2017.
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 14, 2016.
(e)(2)

Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-1 of Springleaf Holdings, Inc. (formerly known as Springleaf Holdings, LLC), filed on October 1, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ONEMAIN HOLDINGS, INC.

By:	/s/ Scott T. Parker
Name:	Scott T. Parker
Title:	Executive Vice President and Chief Financial Officer

Dated:	January 9, 2017